TENANTS IN COMMON AGREEMENT

This TENANTS IN COMMON AGREEMENT (the **"Agreement"**), dated as of October 19, 2023 (the **"Effective Date"**), is entered into between **3 KEYS COMMUNITIES, LLC**, an Wyoming limited liability company, and **SACHA DAYS, LLC**, a Florida limited liability company (each sometimes hereinafter also referred to as a **"Tenant in Common"**, and collectively referred to herein as the **"Tenants in Common"**). This Agreement shall supersede any other written or oral understanding of the relationship between the Parties.

WHEREAS, the Tenants in Common will acquire, as tenants in common, and not as partners or joint venturers, the percentage undivided interests (each, an **"Interest"**) in certain real property and improvements set forth in Exhibit A attached hereto and incorporated herein, as more particularly described in Exhibit B attached hereto and incorporated herein (the **"Property"**); and

WHEREAS, the Tenants in Common desire to enter into this Agreement to provide for the orderly administration of their rights and responsibilities as to each other and as to others and to delegate authority and responsibility for the intended further operation and management of the Property; and

WHEREAS, the Property is subject to a loan (the **"Loan"**) secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing encumbering the Property (the **"Mortgage"**) in favor of Mountain America Federal Credit Union, a federal credit union, their successors and/or assigns, as their interests may appear (together with its successor and assigns, **"Lender"**) (the Mortgage and other documents, agreements, and instruments evidencing, securing, or delivered to the Lender in connection with the Loan are collectively referred to herein as the **"Loan Documents"**).

NOW THEREFORE, in consideration of the mutual covenants and conditions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

1.   **Nature of Relationship Between Co-Tenants**. The Tenants in Common shall each hold their respective interests in the Property, in such percentages as set forth on Exhibit A, as tenants in common. The Tenants in Common do not intend by this Agreement to create a partnership or a joint venture and intend to follow the Revenue Procedure 2002-22 which is the official statement of procedure promulgated by the Internal Revenue Service that addresses guidance regarding fifteen (15) important items a tenancy-in-common arrangement must follow in order to not be deemed a partnership. The Tenants in Common intend merely to set forth the terms and conditions upon which each of them shall hold their respective interests in the Property. The Tenants in Common do not intend or desire to create a partnership or joint venture with the Property Manager (as defined in Section 2.1 below). Each Tenant in Common hereby elects to be excluded from the provisions of Subchapter K of Chapter 1 of the Internal Revenue Code of 1986, as amended (the **"Code"**), with respect to the joint ownership of the Property. The exclusion elected by the Tenants in Common hereunder shall commence with the execution of this Agreement. Each Tenant in Common hereby covenants and agrees that each Tenant in Common shall report on such Tenant in Common's respective federal and state income tax returns such Tenant in Common's respective share of items of income, deduction, and credits which result from holding the Property in a manner consistent with exclusion of the Tenants in Common from Subchapter K of Chapter 1 of the Code, commencing with the first taxable year of the tenancy in common created by this Agreement. No Tenant in Common shall notify the Commissioner of Internal Revenue that such Tenant

in Common desires that Subchapter K of the Code apply to the Tenants in Common and each Tenant in Common hereby agrees to indemnify, protect, defend, and hold the other Tenants in Common free and harmless from all costs, liabilities, tax consequences, and expenses, including, without limitation, attorneys' fees, which may result from any Tenant in Common so notifying such Commissioner in violation of this Agreement or otherwise taking a contrary position on any tax return. Except as expressly provided herein, no Tenant in Common is authorized to act as agent for, to act on behalf of, or to do any act that will bind any other Tenant in Common or to incur any obligations with respect to the Property.

2.   **Management**.

 2.1   **Property Manager**. Concurrently herewith, the Tenants in Common and ASPIRE REALTY GROUP (the **"Property Manager"**) will enter into a Property Management Agreement (the **"Property Management Agreement"**) with respect to the Property. The Property Manager is authorized by all of the Co-Tenants to deal with the Lender on matters of maintenance and operation of the Property. Pursuant to the Property Management Agreement, the Property Manager shall be the sole and exclusive manager of the Property to act as agent of the Tenants in Common with respect to the day-to-day management and operation of the Property during the term of the Property Management Agreement. Neither: (a) the removal, withdrawal, termination, or resignation of the Property Manager; (b) any assignment for the benefit of creditors by or the adjudication of bankruptcy or incompetency of the Property Manager; nor (c) the termination of the Property Management Agreement, shall cause the termination of this Agreement and this Agreement shall remain in full force and effect notwithstanding any such events. Approval of the Representative Co-Tenant Borrower is required to approve: (i) any renewal or extension of the Property Management Agreement or any replacement agreement; and (ii) the hiring of any replacement property manager and the terms of any agreement governing the same. In addition to the Property Manager, the Representative Co-Tenant Borrower has the power to deal with the Lender on matters of operation and maintenance of the Property. The Representative Co-Tenant Borrower shall be composed of a single key principal, 3 KEYS COMMUNITIES, LLC.

 2.2   **Authority of the Tenants in Common**. The day to day operations will be approved by 3 KEYS COMMUNITIES, LLC as the Managing Member within the TIC. The Major Votes approval, consent, or other action by the Tenants in Common is required with respect to any of the following actions (each, a **"Major Action"**): (a) the sale or other disposition of all or a portion of the Property; (b) the leasing or re-leasing of all or a portion of the Property (except for residential leases for a unit); (c) the creation or modification of a blanket lien on the Property as security for an indebtedness; (d) any renewal or extension of the Property Management Agreement or any replacement agreement; (e) the hiring of any replacement property manager and the terms of any property management agreement governing same; and (f) the change of the Representative Co-Tenant Borrowers. With respect to all other actions to be taken with respect to the Property, the approval, consent, or other action by the Tenants in Common collectively holding more than fifty percent (50%) of the undivided interests in the Property is required. "Major Votes" shall be voted upon with 97.92% voting right to **3 KEYS COMMUNITIES, LLC**, a Wyoming limited liability company and 2.08% voting right to **SACHA DAYS, LLC**. The approval, consent, or other action by the Major Votes collectively holding more than fifty percent (50%) will decide Major Action. All other decisions which are not Major Votes shall be decided proportionately with the interests of each Tenant in Common as to their ownership interest in the Property as set forth on

Exhibit B. Notwithstanding the same, if the Manager of the syndicated entity or any of its Managers trigger any of the Removal Events as defined herein, then the following course of action will be observed. **"Removal Event"** shall mean any of the following:

(a) The Manager of 3 KEYS COMMUNITIES, LLC, 3 KEYS COMMUNITIES MANAGER, LLC, the Non-Member Manager or any individual or entity Manager of the foregoing (hereinafter individually or collectively "Managers") is in default of any payment obligation hereunder, or is in breach of any other material obligation under this Agreement not provided for in clauses (b) through (h) below, and such default or breach is not corrected within ten (10) days after the Manager's receipt of written notice from the Tenant in Common; provided, however, if such non-monetary breach cannot reasonably be cured during such ten day period and the Manager has commenced the cure within such ten day period and thereafter is diligently pursuing such cure to completion, the cure period shall be extended to the period of time that is necessary to cure such breach, which period shall in no event be longer than thirty days from the date of the Managers receipt of the written notice referred to herein; provided that if such default or breach is not susceptible of cure, then no notice or grace period shall be required.

(b) The Managers shall commit an act involving fraud, willful misconduct, or gross negligence in connection with any of its obligations hereunder.

(c) The misappropriation of funds or property of the Company or any Subsidiary by the Managers or any of its Affiliates; provided that if the Managers: (i) makes full restitution to the Company or such Subsidiary within three (3) days of becoming aware of such event]; and (ii) takes appropriate action to ensure that the individual or entity who committed such act is: (A) no longer employed by the Managers or the Affiliate; and (B) no longer otherwise acting on behalf of the Managers with respect to the Property, the Company, such Subsidiary, or the Managers, then such event shall not constitute a Removal Event; provided, however, that the Managers shall only have the right to avoid a Removal Event by undertaking (i) and (ii) herein one time during the term of this Agreement/in any operating year of the Company.

(d) Any Transfer by the Manager or Non-Member Manager in violation of the provisions of the Operating Agreement.

(e) A Change in Control.

(f) There shall occur a default beyond applicable notice and grace periods of any obligation of the Syndicated Entity, Manager, Non-Member Manager or any Affiliate under any Affiliate Agreement, and such default or breach is not corrected within ten (10) days after the defaulting parties receipt of written notice from the Tenant in Common.

(g) Bankruptcy or dissolution of the Manager or Non-Member Manager.

(h) The Managers or any Affiliate thereof causes or permits an event of default under any Loan Document (including causing the trigger of any recourse liability under any Guaranty), so long as such actions or inactions are not: (i) otherwise approved by the Tenant in Common; (ii) required under this Agreement; or (iii) due to a failure by the Tenant in Common to fund a required capital call.

3.   REMOVAL AND REPLACEMENT OF NON-MEMBER MANAGER

3.1   <u>Removal of Non-Member Manager.</u>

(a)   Notwithstanding anything in this Agreement to the contrary, if a Removal Event has occurred in the good faith determination of the Tenant in Common/in the Tenant in Common's sole and absolute discretion, the Tenant in Common shall have the unilateral right, by written notice to the Managers given within five (5) days after obtaining actual awareness of the occurrence of the Removal Event] (such notice, the **"Removal Notice"**), to remove the Managers from managing the Company and to designate a new manager of the Company or become the replacement Non-Member Manager of the Company. The Removal Notice shall specify with particularity the basis for removal and shall become effective the later of: (i) ten (10) days after the date of the Removal Notice; or (ii) the date set forth in the Removal Notice (the **"Removal Date"**).

(b)   As of the Removal Date: (i) the powers and authorities granted to the Managers hereunder shall terminate and be of no force or effect; and (ii) the Tenant in Common shall have the power and authority to propose and unilaterally approve all actions which would otherwise constitute Major Votes without the necessity for obtaining any consent or approval of the Managers except the Major Votes for liquidation, insolvency, or new debt or encumbrance.

(c)   If the Managers have been removed pursuant to this Section, the Tenant in Common shall have all rights, remedies, and recourses available to it hereunder for any breach or default by any replacement manager of the Company, as if such replacement manager were the Manager or Non-Member Manager, and any related defined terms, including, without limitation, Removal Event shall apply to such replacement manager.

3.2   **Post-Removal Procedures**. Upon removal of the Managers:

(a)   The Managers shall no longer transact any business on behalf of the Company and shall no longer be the Manager or Non-Member Manager of the Company;

(b)   All contracts, agreements, or arrangements between the Company and the Managers and/or any of its Affiliates shall immediately terminate as of the Removal Date, without penalty or termination fees;

(c)   The Managers shall take such action as may be necessary, or as a replacement manager may direct, for the transfer, protection, and/or preservation of Company Assets and the Project that is in the possession or control of the Manager or Non-Member Manager and in which the Company or the Subsidiaries have or may acquire an interest;

(d)   The Managers shall cooperate fully with a replacement manager and the Company to effect an orderly transition of management responsibilities to the new manager;

(e)   The Managers shall be released of all duties, obligations, rights, and powers as manager of the Company first arising or occurring after the Removal Date; provided, however, that the Managers shall not be released from any duties or obligations arising prior to the Removal Date;

(f)   The Managers shall forfeit all rights to receive any then-unearned fees under this Agreement;

(g)   The Managers shall forfeit its/their future right to receive any promote payable in the form of acquisition, exit, guarantor or asset fees from and after the date that a Removal Event has occurred, all distributions under such Sections shall be made to the Members pro rata, in accordance with the Percentage Interests of the Members;

(h)   The Managers shall have no right to subsequently cure or remedy the Removal Event that was the basis for removal in order to resume being the Managers; and

3.3   **Indemnification by the Manager or Non-Member Manager**. The Managers shall, to the fullest extent permitted by applicable law, indemnify, defend, and hold harmless the Company, its Members, Affiliates, employees, officers, and directors from and against any and all Claims/claims, demands, causes of action, fines, penalties, costs and expenses (including attorneys' fees), losses, or damages of any kind or character, including the cost of defense thereof and all costs of investigation in connection therewith], but excluding lost profits, suffered by any of the foregoing arising out of a Removal Event or a breach of fiduciary duty or material violation of criminal or securities laws. The indemnifications contained in this Section 3.3 shall survive the termination of this Agreement and the dissolution of the Company.

4.   OTHER NON-MEMBER MANAGER DEFAULT REMEDIES

4.1   **Tenant in Common Remedies**. Without limiting any other provision of this Agreement, in the event of a Removal Event or any other breach or default by Managers hereunder, the Tenant in Common may:

(a)   Bring any proceeding in the nature of specific performance, injunction, or other equitable remedy, it being acknowledged by the parties hereto that damages at law may be an inadequate remedy for a default or threatened breach of this Agreement;

(b)   Bring any action at law on behalf of the Company as may be permitted to recover damages; and

(c)   Take or initiate such other action and enforce such other remedies as may be available under this Agreement, at law, in equity, or otherwise.

5.
TRANSFER OF COMPANY INTEREST

5.1   Buy/Sell.

(a)　Buy/Sell Offering Notice. The operation of this Section 4.01 may be triggered upon written notice (the **"Buy/Sell Offering Notice"**) by either Member given at any time after the occurrence of a Major Votes Deadlock, provided that there is no Event of Default with respect to the Member or Manager initiating such notice and the provisions of this Section 4.01 are not then in effect with respect to a prior Buy/Sell Offering Notice. The Member duly triggering such right shall be the **"Initiating Member"** and the other Member shall be the **"Responding Member"** for the purposes of this Section 4.01. The Buy/Sell Offering Notice shall set forth an amount determined by the Initiating Member as the basis for the calculations required under this Agreement, which shall equal its determination of the fair market value of the Company Assets free and clear of all liabilities (the **"Proposed Value"**) and shall include a calculation of the Sale Price and the Buy Price, as calculated pursuant to this Agreement. No Buy/Sell Offering Notice or responsive notice under this Agreement may be rescinded without the written consent of each of the Members.

(b)　Responsive Notice. Within ten (10) days following the date of the Buy/Sell Offering Notice (the **"Buy/Sell Election Date"**), the Responding Member shall deliver to the Initiating Member a responsive notice, without qualification or condition, electing either:

(i)　To sell to the Initiating Member the entirety of the Responding Member's Interest in the Company at a price (the **"Sale Price"**) equal to the amount of cash that would be paid to and distributed to the Responding Member if the Property were sold on the Closing Date for cash in the amount of the Proposed Value, taking into account the allocations and closing costs and their prorated offsets which would be required to be made as a result of such sale and the adjustments required to be made hereunder; or

(ii)　To purchase from the Initiating Member the entirety of the Initiating Member's Interest in the Company at a price (the **"Buy Price"**) equal to the amount of cash that would be paid to and distributed to the Initiating Member if all of the Company Assets were sold on the Closing Date for cash in the amount of the Proposed Value, taking into account the allocations and closing costs and their prorated offsets which would be required to be made as a result of such sale and the adjustments required to be made hereunder.

The failure of the Responding Member to give such a responsive notice (without qualification or condition) within the required time period shall be deemed notice of an election to sell its entire Interest under clause (i) above. The date as of which the Responding Member shall have given notice of its election (or be deemed to have made an election) shall be the **"Buy/Sell Election Date."**

In calculating the amount which would be paid to and distributed to the applicable Member under either (i) or (ii) above, the parties shall assume that all capital expenditures budget, lender held funds, and operating accounts are maintained at their required level and the sum of $150,000 (or such lesser amount as is then known to be sufficient for such purposes) shall be deemed set aside for liquidation costs and reserves, all Company indebtedness shall be deemed to be retired as of the Closing Date. If any Company indebtedness becomes due as a result of the closing under this Section or at the time of closing, any indebtedness of the

Company is actually prepaid (any such indebtedness shall be collectively **"Accelerated Debt"**), then the Company's indebtedness shall include all prepayment penalties due on Accelerated Debt as of the date of closing. Otherwise prepayment penalties on the Company indebtedness shall not be taken into account. Subject to the adjustment to be made with respect to Default Member Loans as stated below, in determining the Sale Price and Buy Price, the existence of Default Member Loans shall be ignored.

(c)   Buy/Sell Deposit. The Member bound to purchase pursuant to the election referenced herein (the **"Purchaser"**, and the other Member shall be the **"Seller"**) shall be required to make an earnest money deposit (the **"Buy/Sell Deposit"**) in an amount equivalent to five percent (5%) of the estimated purchase price. The Purchaser shall deliver the Buy/Sell Deposit, in immediately available funds, to a national title insurance company, escrow agent or attorney reasonably acceptable to Seller, who shall perform the services of escrow agent for the closing under this Section, within Ten (10) Business Days following the Buy/Sell Election Date. The Buy/Sell Deposit shall be nonrefundable to the Purchaser (except in the event of a material default of the Seller in performing its closing obligations).

(d)   Closing Process. The Purchaser shall fix a closing date (the **"Closing Date"**) not later than fifteen (15) days following the Buy/Sell Election Date by notifying the Seller in writing of the Closing Date not less than ten (10) Business Days prior thereto. The closing shall take place on the Closing Date and shall be completed through a customary closing escrow or held at the principal office of the Company or such other location as the Purchaser shall reasonably designate. The purchase price for the Seller's interest shall be paid in immediately available funds and the Seller shall convey good and marketable title to its membership interest in the Company to Purchaser or its designee free and clear of all liens and encumbrances (other than any lien or encumbrance caused by the Purchaser or a lien evidencing indebtedness of the Company or any Subsidiary). Each Member agrees to cooperate and to take all actions and execute all documents reasonably necessary or appropriate to reflect the purchase of the Seller's membership interest by the Purchaser. The Operating Member shall prepare in good faith a balance sheet for the Company as of the date of determination of the Closing Date showing all items of adjustment described below and such adjustments shall be made as of the Closing Date. The Purchaser shall pay all legal costs associated with the Amendments to the Operating Agreement, filings, notifications with Lender and legal fees associated with the actual transfer and preparation of documents. The Seller and Buyer will pay their own attorneys fees for any negotiations, review or disputes. At the closing, adjustments to Proposed Value as set forth in the Buy/Sell Offering Notice shall be made in accordance with this Agreement in order to complete the final calculation of the applicable purchase price due Seller. The cost of any title insurance policy endorsements desired by the Purchaser shall be paid by the Purchaser. All other costs shall be borne by the party who customarily bears such costs. Any risk of casualty, condemnation, or loss prior to the Closing Date shall be borne by Purchaser, who shall succeed to all rights to insurance proceeds (other than loss of rent proceeds allocable to any period prior to the Closing Date) or condemnation awards (and any such casualty or condemnation proceeds received by the Company after the date of the Buy/Sell Notice shall not be taken into account in the adjustment of the Proposed Value). In no event shall Purchaser be required to repay or to cause the Company or any Subsidiary to repay any indebtedness of the Company or any Subsidiary at such closing. Notwithstanding anything to the contrary contained in this

Section, it shall be a condition precedent to Seller's obligation to close on the Closing Date that Purchaser obtains for the benefit of Seller releases from any and all monetary or other guaranties (including, without limitation, hazardous substances indemnities and the like) ("**Guaranties**") given by Seller or any Related Party of Seller to Third Party lenders and the release or return of any Credit Enhancement given by Seller or any Related Party of Seller to Third Party lenders.

(e)   Adjustments to Proposed Value. At the closing, the following adjustments shall be made to Proposed Value as set forth in the Buy/Sell Offering Notice in order to complete the final calculation of the applicable purchase price due Seller:

(i)   There shall also be added to the Proposed Value: (A) the amount of cash and cash equivalents then held by the Company as of the Closing Date; (B) the amount of any cash receivables and other tangible liquid assets which are customarily the subject of adjustment between buyers and sellers of comparable entities of the Company and all Subsidiaries as of the Closing Date; (C) the aggregate of all Member Loans and Capital Contributions made by the Members during the period (the **"Closing Period"**) commencing on the date of the Buy/Sell Offering Notice and ending on the Closing Date; and (D) if during the Closing Period, the Property is under development or substantial renovation or rehabilitation, the aggregate of all costs paid by the Company for such development, renovation, and rehabilitation costs during the Closing Period, but only to the extent such costs are paid by the Company with Company funds other than Member Loans, Capital Contributions, or funds which would have otherwise constituted Capital Proceeds; and

(ii)   There shall be subtracted from the Proposed Value: (A) the amount of any accounts payable and other liabilities of the Company which are customarily the subject of adjustment between buyers and sellers of comparable entities and which have not otherwise been calculated into the purchase price; and (B) if the Property is sold by the Company during the Closing Period, the gross sale price of the Property.

All adjustments to Proposed Value shall be made on the basis of good faith estimates of the Members using currently available information, and final adjustment shall be made promptly after precise figures are determined or available, and in any event within ninety (90) days after the Closing Date. If there is a dispute between the parties as to any adjustment, the matter shall be referred to the Company Accountant for final determination. In addition, on the Closing Date or on any other date when a Member is transferring its entire Interest in the Company to the other Member or a Related Party of the other Member, all Default Member Loans made by the Purchaser on the Seller's behalf shall be due and payable on the Closing Date and credited against the purchase price otherwise payable to the Seller and all Default Member Loans made by the Seller on the Purchaser's behalf shall be repaid in full by adding the amount thereof to the sale proceeds otherwise due the Seller.

(f)   Failure to Close. If the Purchaser fails to perform its obligations under this Section 4.01(b) (following such failure, the **"Defaulting Purchaser"**), the Seller, in addition to its other rights hereunder and at law and equity, shall be entitled to retain the Deposit and shall have the additional right to purchase the interest of the Defaulting Purchaser for a price equal to ninety percent (90%) of the amount the Defaulting Purchaser would have received pursuant to the notice had it been the Seller rather than the Purchaser, and subject to the same adjustments as set forth herein, upon written notice to the Defaulting Purchaser given within fifteen (15) days after the originally scheduled Closing Date. If the Seller elects to purchase the interest of the Defaulting Purchaser, the closing of such purchase shall take place in accordance with the provisions hereof, except that the Closing Date shall be not later than thirty (30) days following the date on which the notice electing such purchase is given. If the Seller shall fail to perform its obligations under this Section, the Purchaser shall have all rights and remedies available to it hereunder or at law or equity, including, without limitation, the right to seek specific performance. The defaulting party shall lose the right to give a Buy/Sell Offering Notice for a period of twelve (12) months after the date such Defaulting Purchaser failed to perform its obligations under this Section.

6. **Income and Expenses**. Except as otherwise provided herein, all benefits and obligations of the ownership of the Property, including, without limitation, income, revenue, operating expenses, proceeds from sale or refinance, or condemnation awards shall be shared by the Tenants in Common in proportion to their respective undivided interests in the Property. Without limiting the generality of the foregoing: (a) the Tenants in Common shall receive all cash from operations of the Property after payment of expenses, in proportion to their respective undivided interests in the Property, except for such amounts as may be determined by the Tenants in Common to be retained for reserves or improvements; and (b) taxes shall be paid by each Tenant in Common in proportion to their respective undivided interests.

7. **Obligations**. The Tenants in Common each agree to perform such acts as may be reasonably necessary to carry out the terms and conditions of this Agreement, including, without limitation:

7.1 **Documents**. Executing documents required in connection with a sale or refinancing of the Property in accordance with Section 5 below and such additional documents as may be required under this Agreement or may be reasonably required to effect the intent of the Tenants in Common with respect to the Property or any loans encumbering the Property.

7.2 **Additional Funds**. Each Tenant in Common will be responsible for a pro rata share (based on its undivided interest or as otherwise provided) with respect to taxes, any management fee, or other items specifically applicable to the Property, or any future cash needed in connection with the ownership, operation, management, and maintenance of the Property as determined by the Property Manager pursuant to the Property Management Agreement. To the extent any Tenant in Common fails to pay any funds pursuant to this Section 7.2 within ten days after the Property Manager delivers notice that such additional funds are required, the other Tenant in Common may advance such amount. In no event shall such advance remain outstanding by the nonpaying Tenant in Common for a period exceeding 180 days. The nonpaying Tenant in Common shall reimburse the paying Tenant in Common, upon demand, the amount of any such advance plus interest thereon at the rate of eighteen percent (18%) *per annum* (but not more than the maximum rate allowed by law) until paid. In addition, the Property Manager is hereby authorized to pay the Tenant in Common entitled to reimbursement and interest the amounts due out of future cash from operations or from a sale or refinancing of the Property or other distributions pursuant to the Property

Management Agreement. The remedies against a nonpaying Tenant in Common provided for herein are in addition to any other remedies that may otherwise be available, including, but not limited to, the right to obtain a lien against the undivided interest in the Property of the nonpaying Tenant in Common to the extent allowed by law. Notwithstanding the preceding provisions, however, it is expressly understood and agreed that all such rights to, or to obtain, reimbursement are subject and subordinate in all respects to the rights of any lender.

8. **Sale or Encumbrance of Property**.

    8.1 **Approval Required**. Any loan encumbering the Property or any sale of the Property shall be subject to unanimous approval by the Major Votes as a Major Action, which approval shall be communicated by written response to a written request for approval. For purposes hereof, a loan encumbering the Property which has been approved by the Tenants in Common in accordance with the foregoing, including but not limited to the Loan, shall be referred to as an **"Approved Loan."**

    8.2 **Distribution of Proceeds**. Notwithstanding any other provisions of this Agreement, proceeds of any sale or financing shall be distributed at the closing of the sale or finance as set forth below.

        (a) To the extent necessary, the proceeds shall first be used to pay in full any loans encumbering title to the Property.

        (b) The proceeds shall next be used to pay all outstanding costs and expenses incurred in connection with the holding, marketing, sale, or financing of the Property.

        (c) Any proceeds remaining after payment of the items set forth in this Section 8.2 shall be paid as provided in Section 3.

9. **Possession**. The Tenants in Common intend to own and/or lease the Property strictly for investment purposes at all times. No Tenant in Common shall have the right to occupy or use the Property at any time during the term of this Agreement.

10. **Transfer or Encumbrance**. Subject to compliance with the terms of this Agreement, including, without limitation, the terms of Section 10 hereof, applicable securities laws and compliance with the terms of the Loan and the Loan Documents/any loan (and associated loan agreement and documents) secured by the Property, each Tenant in Common may sell, transfer, convey, pledge, encumber, or hypothecate its Interest in the Property or any part thereof (each a **"Transfer"**), provided that any transferee shall take such Interest subject to this Agreement, and the transferor and transferee shall execute and cause to be recorded an assignment and assumption agreement (**"Assumption Agreement"**) whereby: (a) the transferor assigns to the transferee all of its right, title, and interest in and to this Agreement; and (b) the transferee assumes and agrees to perform faithfully and be bound by all of the terms, covenants, conditions, provisions, and agreements of this Agreement with respect to the undivided Interest to be transferred. Upon the execution and recordation of such Assumption Agreement, the transferor shall be relieved of all liability under this Agreement accruing after the date of recordation of the Assumption Agreement, except for those arising from events occurring prior to the date of the Assumption Agreement, and the transferee shall become a party to this Agreement without requiring any further action by any other Tenant in Common. Each Tenant in Common shall be responsible for compliance with applicable securities laws with respect to any sale or Transfer of its

Interest in the Property. Notwithstanding the foregoing, for so long as an Approved Loan is encumbering the Property, a Tenant in Common shall have no right to Transfer any portion of its Interest in the Property, without the prior written consent of the lender under the Approved Loan or as otherwise expressly provided in the Approved Loan.

11. **Partition**.

11.1 **Right of Partition**. The Tenants in Common agree that any Tenant in Common and any of its Successors (as defined below) shall have the right, while this Agreement remains in effect, to have the Property partitioned, and to file a complaint or institute any proceeding at law or in equity to have the Property partitioned in accordance with and to the extent provided by applicable law and to the extent permitted by the Lender under the Approved Loan. The Tenants in Common acknowledge that partition of the Property may result in a forced sale by all of the Tenants in Common. To avoid the inequity of a forced sale and the potential adverse effect on the investment by the Tenants in Common, the Tenants in Common agree that, as a condition precedent to filing a partition action, the Tenant in Common filing such action (each, a **"Selling Tenant"**) shall first make a written offer (**"Offer"**) to sell its Interest to the other Tenant in Common (for the purpose of this Section, the **"Purchasing Tenant"**) at a price equal to: (a) the Fair Market Value (as defined below) of the Selling Tenant's Interest in the Property minus (b): (i) the Selling Tenant's proportionate share of any fee or other amount that would be payable to any third party (including any real estate commission) upon the sale of the Property at a price equal to the Fair Market Value; and (ii) selling, prepayment, or other costs that would apply in the event the Property was sold on the date of the Offer.

11.2 **Fair Market Value**. **"Fair Market Value"** shall mean the fair market value of the Selling Tenant's undivided Interest in the Property on the date the Offer is made as determined in accordance with the procedures set forth below. The Purchasing Tenant shall have ten (10) days after delivery of the Offer to accept the Offer. If the Purchasing Tenant accepts the Offer, the Selling Tenant and the Purchasing Tenant shall commence negotiation of the Fair Market Value within ten (10) business days after the Offer is accepted. If the parties do not agree on the Fair Market Value, after good faith negotiations, within thirty (30) days, then each party shall submit to the other a proposal (**"Proposal"**) containing the Fair Market Value the submitting party believes to be correct. If either party fails timely to submit a Proposal, the other party's submitted Proposal shall determine the Fair Market Value. If both parties timely submit Proposals, then the Fair Market Value shall be determined by final and binding arbitration in accordance with the procedures set forth below. The parties shall meet within ten (10) days after delivery of the last Proposal and make a good faith attempt to mutually appoint a certified real estate appraiser who shall have been active full-time over the previous ten (10) years in the appraisal of comparable properties located in the same area in which the Property is located to act as the arbitrator. If the parties are unable to agree upon a single arbitrator, then the parties each shall, within fifteen (15) days after the meeting, select an arbitrator that meets the foregoing qualifications. The two (2) arbitrators so appointed shall, within five (5) business days after their appointment, appoint a third arbitrator meeting the foregoing qualifications. If the two (2) arbitrators are unable to agree on the designation of the third arbitrator within the five (5) day selection period, then the Selling Tenant and the Purchasing Tenant shall promptly make application to a court of competent jurisdiction seated in the county in which the Property is located, to name the third arbitrator. The decision of the single arbitrator or of the arbitrator(s) shall be made within fifteen (15) days after the appointment of a single arbitrator or the third arbitrator, as applicable. The arbitrator(s) shall have no authority to create an independent structure of Fair Market Value or prescribe or change any or several of the components or the structure thereof, the sole decision to be made shall be which of the parties' Proposals shall determine the Fair Market Value of the Property. The decision of the single arbitrator or majority of the three (3) arbitrators, as applicable, shall be binding upon the parties. If either party fails to appoint an arbitrator within the time period specified above, the arbitrator appointed by one of them shall reach a decision, which shall be binding upon the parties. The cost of the arbitrators shall be paid equally by the Selling Tenant and the Purchasing Tenant. The arbitration shall be conducted in the city and state where the Property is located in accordance with that State's code of civil procedure, as modified by this Agreement. The parties agree that Federal Arbitration Act, Title 9 of the United States Code, shall not apply to any arbitration hereunder. The decision of the arbitrator(s) may be submitted to any court of competent jurisdiction by the party designated in the decision. Such party shall submit to the court a form of judgment incorporating the decision of the arbitrator(s), and such judgment, when signed by a judge of the court, shall become final for all purposes, and shall be entered by the clerk of the court on the judgment roll of the court. If one party refuses to arbitrate an arbitrable dispute and the party demanding arbitration obtains a court order directing the other party to arbitrate, the party demanding arbitration shall be entitled to recover all of its reasonable attorneys' fees and costs in obtaining such order from the refusing party, regardless of which party ultimately prevails in the matter. By executing this Agreement, each Tenant in Common is agreeing to have any dispute arising out of the matters included in the arbitration of disputes provision decided by neutral arbitration as provided by state statute and each Tenant in Common is giving up any rights it might possess to have the dispute litigated in a court or jury trial. By executing this Agreement, each Tenant in Common is giving up its judicial rights to appeal. If a Tenant in Common refuses to submit to arbitration after agreeing to this provision, it may be compelled to arbitrate under the authority of the laws of the state where the property is located. Each Tenant in Common's agreement to this arbitration provision is voluntary. The closing of the purchase of the Selling Tenant's Interest shall occur at the offices of a mutually agreeable title company where the Property is located within sixty (60) days after the date on which Fair Market Value is determined, whether by agreement or arbitration. Closing costs and prorations shall be allocated as is customary practice where the Property is located.

11.3   Notwithstanding the general provisions herein, if required by the Lender as a condition of making the Loan to the Tenants in Common to acquire the Property or refinance the Loan secured by the Property, the Tenants in Common shall be deemed to have waived their right to file a complaint or institute any proceeding at law or in equity to have the Property partitioned in accordance with local law. Notwithstanding anything to the contrary in this Agreement, so long as the Loan or any portion thereof is outstanding and for a period of ninety (90) days thereafter, each Tenant in Common agrees that it will not seek or be entitled to seek and obtain a partition of all or any part of the Property without first obtaining the prior written consent of the Lender. Accordingly, each Tenant in Common expressly waives any right it may have to partition the Property or any part thereof unless the Lender has consented in writing to such party's exercise of such rights.

12.   **Bankruptcy Option**.

12.1   **Option**. If, during the term of this Agreement, a Tenant in Common is **"Bankrupt"** (as defined below) (a **"Bankrupt Tenant in Common"**), the other Tenant in Common shall have the right, to be exercised by written notice (**"Bankruptcy Call Notice"**) to the Bankrupt Tenant in Common, to buy all of the Bankrupt Tenant in Common's Interest in the Property. Upon receipt of the Bankruptcy Call Notice, the Bankrupt Tenant in Common shall be obligated to sell to the other Tenant in Common, and the other Tenant in Common shall be obligated to buy the Bankrupt Tenant in Common's entire Interest in the Property for 10% of Fair Market Value of the Bankrupt Tenant in Common's Interest in the Property, as Fair Market Value is determined under Section 8 above. Such purchase and sale shall be closed within sixty (60) days following the determination of Fair Market Value. The foregoing notwithstanding, if the applicable bankruptcy court or applicable bankruptcy rules require that the Fair Market Value of the Bankrupt Tenant in Common's Interest in the Property be determined through an alternate valuation method, the parties may agree that such alternate valuation method shall be used to determine the Fair Market Value of the Property that is subject to such court's jurisdiction in lieu of the procedure established in Section 8, as required by such court or the applicable rules. In addition, any such bankruptcy or other insolvency proceeding will constitute an event of default under this Agreement.

12.2   **Bankruptcy**. For the purposes of this Agreement, a Tenant in Common shall be considered Bankrupt if such Tenant in Common: (a) is unable to pay its debts as they come due, including any debt associated with the Property; (b) admits in writing to its inability to pay debts as they come due, including any debt associated with the Property; (c) makes a general assignment for the benefit of creditors; (d) files any petition or answer seeking to adjudicate it bankrupt or insolvent; (e) seeks liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of its debts; (f) seeks, consents to, or acquiesces in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official or for any substantial part of its property; (g) is the subject of the entry of an order for relief or approval of a petition for relief or reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future bankruptcy, insolvency, or similar statue, law, or regulation or the filing of any such petition that is not dismissed within ninety (90) days; or (h) is the subject of the entry of an order appointing a trustee, custodian, receiver, or liquidator with respect to all or any substantial portion of its property, which order is not dismissed within sixty (60) days.

12.3   **Right of First Refusal**. If under federal bankruptcy law, similar debtor relief laws, or other laws affecting the Property, the option to purchase granted under this Section 12 is voided or declared unenforceable, the other Tenant in Common shall have a right of first refusal to buy any Interest in the Property of a Bankrupt Tenant in Common in the event of any proposed transfer by a trustee, receiver, conservator, liquidator, guardian, or other transferor. Such right of first refusal shall provide that the other Tenant in Common may buy the Bankrupt Tenant in Common's Interest in the Property at the same price and on the same terms as such Interest in the Property is proposed to be sold by such trustee, receiver, conservator, liquidator, guardian, or other transferor. The rights contained in this Section 12 shall be subject and subordinate to the terms of the Loan Documents.

12.4   **No Voting Rights**. If any Tenant in Common shall voluntarily or involuntarily be declared bankrupt, then the voting and approval rights of that Tenant in Common shall immediately cease. It is the intention of the Tenants in Common that only the beneficial interest of the Bankrupt

Tenant in Common will be vested in the successor Tenant in Common and the consequences of any bankruptcy will not interfere with the operations of the Property.

13. **Right of First Offer**. If a Tenant in Common desires to sell its Interest in the Property or Transfer its Interest in the Property pursuant to this Agreement (the **"Selling Tenant"**), then as a condition precedent to such sale or Transfer, the Selling Tenant shall first offer to sell or Transfer its Interest in the Property to the other Tenant in Common (**"Offeree"**) in writing (**"Selling Tenant Notice"**), which Selling Tenant Notice shall specify: (a) if the Selling Tenant intends to sell or Transfer all or a portion of its Interest in the Property; and (b) the material terms and conditions, including the price, pursuant to which the Selling Tenant proposes to sell or Transfer its Interest in the Property. The Offeree shall have the right, within fifteen (15) business days after receipt of such Selling Tenant Notice (the **"ROFO Purchase Offer Period"**), to deliver a written offer (**"Purchase Offer"**) to the Selling Tenant to purchase the Selling Tenant's Interest in the Property. If Offeree fails to deliver a Purchase Offer to the Selling Tenant within the ROFO Purchase Offer Period, then the Selling Tenant shall be free to either sell or Transfer its Interest in the Property to a bona fide third party other than Offeree, provided that such sale or Transfer: (i) shall be on the exact same terms and at the exact same price as stated in Selling Tenant Notice; (ii) is in compliance with the terms of the Loan; and (iii) is consummated within sixty (60) days following the expiration of the ROFO Purchase Offer Period. If the Selling Tenant does not sell or Transfer its Interest in the Property within such period, the right provided hereunder shall be deemed to be revived and the Selling Tenant shall not offer its Interest in the Property to any third-party unless first re-offered to Offeree in accordance with this Section 10. The rights contained herein shall be subject and subordinate in all respects to the terms of the Loan Documents/any loan documents encumbering or relating to the Property.

14. **General Provisions**.

14.1 **Mutuality, Reciprocity, Runs with the Land**. All provisions, conditions, covenants, restrictions, obligations, and agreements contained herein are made for the direct, mutual, and reciprocal benefit of each and every part of the Property; shall be binding upon and shall inure to the benefit of each of the Tenants in Common and their respective heirs, executors, administrators, successors, assigns, devisees, representatives, lessees, and all other persons acquiring any undivided interest in the Property or any portion thereof whether by operation of law or any manner whatsoever (collectively, **"Successors"**); shall create mutual, equitable servitudes and burdens upon the undivided interest in the Property of each Tenant in Common in favor of the interest of every other Tenant in Common; shall create reciprocal rights and obligations between the respective Tenants in Common, their interests in the Property, and their Successors; and shall, as to each of the Tenants in Common and their Successors, operate as covenants running with the land, for the benefit of the other Tenant in Common pursuant to applicable law. It is expressly agreed that each covenant contained herein: (a) is for the benefit of and is a burden upon the undivided interests in the Property of each of the Tenants in Common; (b) runs with the undivided interest in the Property of each Tenant in Common; and (c) benefits and is binding upon each Successor owner during its ownership of any undivided interest in the Property, and each owner having any interest therein derived in any manner through any Tenant in Common or Successor. Every person or entity who now or hereafter owns or acquires any right, title, or interest in or to any portion of the Property is and shall be conclusively deemed to have consented and agreed to every restriction, provision, covenant, right, and limitation contained herein, whether or not such person or entity expressly assumes such obligations or whether or not any reference to this Agreement is contained in the instrument conveying such interest in the Property to such person or entity. The Tenants in Common agree that, subject to the terms and conditions of this Agreement, any Successor shall become a party to this Agreement upon acquisition of an undivided interest in the Property as if such person was a Tenant in Common initially executing this Agreement.

14.2 **Binding Arbitration**. In the event of any deadlock of the Tenants in Common lasting greater than thirty (30) days, or any dispute, claim, or controversy arising out of or relating to this Agreement, such matter shall be settled by arbitration in the County where the Property is located, before a sole arbitrator, in accordance with the laws of the State for agreements made in and to be performed in that State. The arbitration shall be administered by the American Arbitration Association. Judgment entered upon any award rendered may be enforced by appropriate judicial action pursuant to the applicable state law. The Tenants in Common shall unanimously select the arbitrator. In the event the Tenants in Common are unable to unanimously select an arbitrator within fifteen (15) days of meeting to appoint an arbitrator, the American Arbitration Association shall select the arbitrator. The Tenants in Common shall confer with the arbitrator and together shall decide upon a time and place for the arbitration hearing. The parties shall agree within fifteen (15) days following selection of the arbitrator to any prehearing procedures or further procedures necessary for the arbitration to proceed, including interrogatories or other discovery; provided, that in any event, each Tenant in Common shall be entitled to discovery in accordance with applicable state law. If the Tenants in Common and the arbitrator are unable to agree upon a time and place for the arbitration hearing, the arbitrator shall determine the time and place for the arbitration hearing. The losing party shall bear any fees and expenses of the arbitrator, other tribunal fees and expenses, reasonable attorneys' fees of both parties, any costs of producing witnesses, and any other reasonable costs or expenses incurred by the losing party or the prevailing party or such costs as shall be allocated by the arbitrator.

14.3 **Attorneys' Fees**. If any arbitration, action, or proceeding is instituted between the Tenants in Common arising from or related to this Agreement, the Tenant in Common prevailing in such arbitration, action, or proceeding shall be entitled to recover from the other Tenant in Common all of its or their costs of arbitration, action, or proceeding, including, without limitation, attorneys' fees and costs as fixed by the court or arbitrator therein.

14.4 **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and all prior and contemporaneous agreements, representations, negotiations, and understandings of the parties hereto, oral or written, are hereby superseded and merged herein.

14.5 **Governing Law**. This Agreement shall be governed by and construed under the internal laws of the state where the Property is located without regard to choice of law rules.

14.6 **Amendment and Modification**. No modification, waiver, amendment, discharge, or change of this Agreement shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver, amendment, discharge, or change is or may be sought.

14.7   **Notices**. Unless specifically stated otherwise in this Agreement, all notices, waivers, and demands required or permitted hereunder shall be in writing and delivered to the addresses set forth below, by one of the following methods:

(a)   hand delivery, whereby delivery is deemed to have occurred at the time of delivery;

(b)   a nationally recognized overnight courier company, whereby delivery is deemed to have occurred the Business Day (as defined below) following deposit with the courier;

(c)   registered United States Mail, signature required and postage-prepaid, whereby delivery is deemed to have occurred on the third Business Day following deposit with the United States Postal Service; or

(d)   electronic transmission (facsimile or email) provided that the transmission is completed no later than 4:00 p.m. EST on a Business Day and the original also is sent via overnight courier or United States Mail, whereby delivery is deemed to have occurred at the end of the Business Day on which electronic transmission is completed.

To 3 KEYS COMMUNITIES, LLC:	Name: Rob & Claudia Rowsell
	Address: PO Box 717, Alpine CA 91903 Telephone: 602-740-8878 – 602-214-3972 Email: ClaudiaBuysHouses@Gmail.com; ClaudiaRowsell@Gmail.com
To SACHA DAYS, LLC:	Name: Hans Seelinger Address: 1950 Taft St, Hollywood FL 33020Telephone: 786-384-2456 Email: mhmultifamily@gmail.com

Any party may change its address for purposes of this Section 11.7 by giving written notice as provided in this Section 11.7. All notices and demands delivered by a party's attorney on a party's behalf shall be deemed to have been delivered by said party. Notices shall be valid only if served in the manner provided in this Section 11.7. As used herein, the term **"Business Day"** shall mean any day other than a Saturday, Sunday, or a legal holiday on which national banks are not open for general business in the State of Texas.

14.8   **Successors and Assigns**. All provisions of this Agreement shall inure to the benefit of and shall be binding upon the Successors, and legal representatives of the parties hereto.

14.9 **Term**. This Agreement shall commence as of the date written above and shall terminate at such time as the Tenants in Common or their Successors no longer own the Property as tenants in common or otherwise agree to dissolve the tenancy in common. The bankruptcy, death, dissolution, liquidation, termination, incapacity, or incompetency of a Tenant in Common shall not cause the termination of this Agreement.

14.10 **Waivers**. Any waiver of any provision or of any breach of this Agreement shall be in writing and signed by the party waiving said provision or breach. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof or of any other agreement or provision herein contained. No extension of time for performance of any obligations or acts shall be deemed an extension of the time for performance of any other obligations or acts.

14.11 **Counterparts**. This Agreement may be executed in counterparts, each of which, when taken together, shall be deemed one fully-executed original.

14.12 **Severability**. If any portion of this Agreement shall become illegal, null or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void, or against public policy, the remaining portions of this Agreement shall not be affected thereby and shall remain in full force and effect to the fullest extent permissible by law.

14.13 **Further Assurances**. From the Effective Date, each Tenant in Common agrees to do such things, perform such acts, and make, execute, acknowledge, and deliver such documents as may be reasonably necessary and customary to complete the transactions contemplated by this Agreement.

14.14 **Applicable Securities Laws**. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS ANY COMMISSION OR AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF ANY DISCLOSURE MADE IN CONNECTION THEREWITH. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY MAY NOT BE RESOLD WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTION THEREFROM.

14.15 **Time is of the Essence**. Time is of the essence of each and every provision of this Agreement.

14.16 **Lender Required Provisions**. Notwithstanding anything to the contrary herein, until the indefeasible payment and discharge in full of the Loan:

(a) Each Tenant in Common shall comply with the provisions of this Agreement and shall cause this Agreement to remain in full force and effect at all times until the Loan is indefeasibly paid in full.

(b)   No Tenant in Common shall (nor shall it cause, suffer, or permit any other Tenant in Common to) file a complaint or institute any proceeding at law or in equity to have any portion of the Property partitioned without first having obtained the prior written consent of the Lender to do so (which consent may be granted or withheld by the Lender in its sole and absolute discretion). Instead, in the event that one Tenant in Common desires to partition the Property, such Tenant in Common shall offer to sell its entire Interest in the Property to (and only to) the other Tenant in Common and such other Tenant in Common shall purchase such Interest as provided in Section 8.

(c)   Without the prior written consent of the Lender (which consent may be granted or withheld by the Lender in its sole and absolute discretion), one Tenant in Common shall not impose a lien under this Agreement or exercise any other rights against the Interest of the other Tenant in Common in respect of this Agreement or the Property. In connection with the foregoing, each Tenant in Common hereby expressly waives any right it may have under this Agreement or otherwise at law or equity to impose such liens or enforce such rights and remedies against the other Tenant in Common until such prior written consent is obtained or the Loan is indefeasibly paid in full.

(d)   Each Tenant in Common hereby agrees that this Agreement and any and all rights and liens created thereby in favor of any Tenant in Common (including without limitation, rights to the payment of monies, rights of indemnity, lien rights, rights of first refusal, options to purchase, or other rights of acquisition) are and shall be in all respects subordinate and inferior to the lien, security interest, and terms of this Agreement, the Mortgage, and all other Loan Documents, all without the necessity of the Lender or any Tenant in Common executing further instruments to effect such subordination. If requested, however, each Tenant in Common shall execute and deliver to the Lender within fifteen (15) days after the Lender's written request, such documents as the Lender may reasonably require to further effect the provisions of this Section 11.16. In connection with the foregoing, no Tenant in Common shall make any payments, and shall not cause, suffer, or permit any payments to be made to, the other Tenant in Common, or any member or manager of the other Tenant in Common, pursuant to the terms of this Agreement without the Lender's prior written consent (which consent may be granted or withheld in the Lender's sole and absolute discretion), unless otherwise expressly permitted by the Loan Documents.

(e)   Each Tenant in Common shall promptly: (i) perform and observe each and every covenant required to be performed and observed by such Tenant in Common under this Agreement and do all things necessary to preserve and to keep unimpaired its material rights thereunder; (ii) immediately notify the Lender of any default or event of default under this Agreement of which Tenant in Common is aware or any event that but for the passage of time would ripen into a default or event of default; and (iii) deliver to the Lender a copy of any notice of default or other material notice delivered or received by Tenant in Common under this Agreement.

(f)   No Tenant in Common shall amend or modify in any respect, or terminate, or except as expressly provided by the Loan Documents, assign, pledge, hypothecate, or grant any rights in or to, this Agreement without the prior written consent of the Lender (which consent may be granted or withheld in the Lenders sole and absolute discretion) and delivery of a Rating Agency Confirmation (as defined in the Loan Documents) from each Rating Agency selected by the Lender (if applicable); and any modification, supplement, alteration, waiver, amendment, discharge, or change of this Agreement, or assignment, pledge, hypothecation, or grant of interest in this Agreement that has not been consented to in writing by the Lender and in respect of which each Rating Agency has not issued a Rating Agency Confirmation, shall be null and void *ab initio* and of no force and effect.

(g)   Each Tenant in Common hereby acknowledges that it would be difficult for the Lender to administer the Loan if a single party were not designated to give and receive all notices required to be given to or received from Tenant in Common under the Loan Documents (the **"Notice Owner"**). Therefore, the Representative Co-Tenant Borrower, as defined in Section 2.1 of this agreement, shall be the "Notice Owner," and each Tenant in Common agrees that: (i) all notices required to be given to any Tenant in Common hereunder shall be given to Notice Owner at the address shown for 3 KEYS COMMUNITIES, LLC, in this Agreement or at such other address of which notice shall have been given to the Lender pursuant to Section 11.7 hereof; (ii) all notices to the Lender from any Tenant in Common shall be given solely by the Notice Owner, and the Lender is hereby authorized to act in reliance thereon; (iii) notwithstanding anything to the contrary in this Agreement, the Lender shall be authorized to deal (and rely on) exclusively with Notice Owner with respect to matters involving the obligations of any Tenant in Common under the Loan Documents, without consultation with or notice to any other person; and (iv) the Lender shall not be required to accept notice from any person on behalf of any Tenant in Common other than the Notice Owner.

(h)   Each Tenant in Common shall, if requested by the Lender or any Rating Agency, modify or amend this Agreement in any manner reasonably deemed necessary by the Lender or any such Rating Agency in connection with a Secondary Market Transaction (as defined in the Loan Documents).

(i)   To the extent that there are any inconsistencies between the terms of the Loan Documents and the terms of this Agreement, each Tenant in Common agrees that the terms of the Loan Documents shall prevail.

(j)   Each Cotenant has an obligation to promptly update and keep current the name, address, telephone number, and percentage of ownership interest of each Co-Tenant Borrower with Lender and has a coexisting obligation to each other Co-Tenant to do the same.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

TENANTS IN COMMON:

3 KEYS COMMUNITIES, LLC, a Wyoming limited liability company

By: **3 KEYS COMMUNITIES MANAGER, LLC**, a Wyoming limited liability company,

its Manager

DocuSigned by:

Rob Rowsell

—6CB23C0E750A402...

By: Robert Rowsell, Manager

SACHA DAYS, LLC, a Florida limited liability company

By: _____

Name: _____

Title: _____

EXHIBIT A

PROPERTY DESCRIPTION

EXHIBIT B

PERCENTAGE INTERESTS

3 KEYS COMMUNITIES, LLC   97.92%

SACHA DAYS, LLC   2.08%